EXHIBIT 4.1

SHARE PURCHASE AGREEMENT

THIS AGREEMENT made as of the 3rd day of December, 2007, between Glencoe Skydome Holdings, L.P., a Delaware limited partnership (“Purchaser”) and Consolidated Mercantile Incorporated, an Ontario corporation (“CMI ”or “Seller”);

WHEREAS Purchaser confirmed to the Seller, by e-mail dated November 30, 2007, its  offer (the “Purchaser’s Offer”) to purchase all of the outstanding common shares of Polyair Inter Pack Inc. (the “Corporation”) owned by  Seller at the Purchase Price (as defined herein).

AND WHEREAS Seller confirmed its acceptance of Purchaser’s Offer on December 3, 2007.

AND WHEREAS Purchaser and Seller wish to evidence the agreement resulting from Seller’s acceptance of the Purchaser’s Offer.

NOW, THEREFORE, in consideration of the respective covenants and agreements, herein contained and for other good and valuable consideration (the receipt and sufficiency of which are acknowledged by each party), the parties covenant and agree as follows:

1. Interpretation

1.1 Defined Terms.  For the purpose of this Agreement, unless the context otherwise requires, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

(a)	“Aggregate Purchase Price” means in respect of Seller the product obtained by multiplying the Purchase Price and the number of Purchased Shares as set out next to Seller’s name on Schedule 2.1;

(b)	“Agreement” or “this Agreement” means this Agreement and shall include any schedules or exhibits attached hereto;

(c)	“Business Day” means a day other than a Saturday, a Sunday or a day when chartered banks are not open for business in Toronto, Ontario;

(d)	“Claim” has the meaning set out in Section 7.2;

(e)	“Closing” has the meaning set out in Section 6.1;

(f)	“Closing Date” means the date hereof;

(g)	“CMI” has the meaning set out in the preamble;

(h)	“Common Shares” means the common shares in the capital of the Corporation;

(i)	“Contract” means any agreement, indenture, contract, lease, deed of trust, licence, option, instrument or other commitment, whether written or oral;

(j)	“Corporation” has the meaning set forth in the recitals;

(k)
“Corporation’s Disclosure Documents” means the financial statements of the Corporation for the year ended October 31, 2006, the Annual Information Form dated January 30, 2007 and accompanying Management Discussion and Analysis, the Management Information Circular dated April 2, 2007 and the Material Change Reports as filed with the Ontario Securities Commission filed since November 1, 2006;

(l)	“Direct Claim” has the meaning set out in Section 7.2;

(m)	“dollar” and “$” means United States dollars.

(n)
“Encumbrance” means any encumbrance, lien, charge, pledge, mortgage, title retention agreement, security interest of any nature, adverse claim, exception, reservation, option, privilege or any Contract to create any of the foregoing;

(o)	“Indemnified Party” has the meaning set out in Section 7.2;

(p)	“Indemnifying Party” has the meaning set out in Section 7.2;

(q)	“Losses” has the meaning set out in Section 7.1;

(r)	“Mutual Release” means the mutual release of claims among Purchaser and Seller in the form attached hereto as Exhibit A;

(s)	“Purchase Price” has the meaning set out in Section 2.2;

(t)	“Purchased Shares” has the meaning set out in Section 2.1;

(u)	“Purchaser” has the meaning set out in the preamble;

(v)	“Seller” has the meaning set out in preamble;

(w)	“Services Termination Agreement” means the agreement to terminate the agreements listed on Schedule 3.7(b) in the form attached hereto as Exhibit C.

(x)	Shareholders’ Agreement” means the Shareholders’ Agreement, dated March 10, 2004, by and among Purchaser, Seller and Henry Schnurbach.

(y)	“Third Party” has the meaning set out in Section 7.4;

(z)	“Third Party Claim” has the meaning set out in Section 7.2;

(aa)	“Transaction Documents” means this Agreement, the Services Termination Agreement, the Mutual Release and all other documents or agreements contemplated hereby; and

(bb)	“1996 Shareholders Agreement” means the agreement dated February 20, 1996 among the Corporation, CMI, Montreal Trust Company of Canada and other shareholders of the Corporation.

1.2 Sections and Headings.  The division of this Agreement into sections and the insertion of headings are for convenience of reference only and shall not affect the interpretation of this Agreement.  Unless otherwise indicated, any reference in this Agreement to a section or a Schedule refers to the specified section of, or schedule to, this Agreement.

1.3 Number, Gender and Persons.  In this Agreement, words importing the singular number only shall include the plural and vice versa, words importing gender shall include all genders and words importing persons shall include individuals, corporations, partnerships, associations, trusts, unincorporated organizations, governmental bodies and other legal or business entities.

1.4 Time of Essence.  Time shall be of the essence in this Agreement.

1.5 Applicable Law.  This Agreement shall be construed, interpreted and enforced in accordance with, and the respective rights and obligations of the parties shall be governed by, the laws of the Province of Ontario and the federal laws of Canada applicable therein, and each party hereby irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts of such Province and all courts competent to hear appeals therefrom.

1.6 Entire Agreement.  The Transaction Documents constitute the entire agreement between the parties with respect to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether written or oral.  There are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter hereof except as provided in the Transaction Documents.

1.7 Severability.  If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such determination shall not impair or affect the validity, legality or enforceability of the remaining provisions hereof, and each provision is hereby declared to be separate, severable and distinct.

1.8 Successors and Assigns.  This Agreement shall enure to the benefit of and shall be binding on and enforceable by the parties and, where the context so permits, their respective successors and permitted assigns.  Subject to the next sentence, no party may assign any of its rights or obligations hereunder without the prior written consent of the other party.  Purchaser may assign the benefit of its rights under this Agreement to an entity controlled by Purchaser provided that any such assignment shall not relieve Purchaser from its obligations under this Agreement in respect of the payment of the Purchase Price.

1.9 Amendment and Waivers.  No amendment or waiver of any provision of this Agreement shall be binding on any party unless consented to in writing by such party.  No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver constitute a continuing waiver unless otherwise expressly provided.

1.10 Several Obligations.  For greater certainty, the obligations, representations, warranties, covenants, rights and obligations (including indemnities) of Seller under this Agreement and those of Fred A. Litwin (“Litwin”) under an agreement between Purchaser and Litwin dated as December 3, 2007, in respect of the sale of his common shares of the Corporation to the Purchaser (the “Litwin Purchase Agreement”), are several and not joint and several.

1.11 Schedules and Exhibits.  The following schedules and exhibits are attached hereto and form part of this Agreement:

Schedule 2.1 – Seller and Purchased Shares
Schedule 3.8 – Affiliate Transactions
Exhibit A – Mutual Release
Exhibit B – Services Termination Agreement
Exhibit C – Domenic Marzano Waiver and Alan Castle Waiver

1.12           Knowledge.                                When any representation or warranty contained in this Agreement is expressly qualified in some manner by reference to the knowledge of Seller, it shall be deemed to refer only to the actual knowledge of Litwin.

2. Purchase and Sale of Purchased Shares

2.1 Purchase and Sale of Purchased Shares.  Subject to the terms and conditions hereof; Seller confirms its covenant and agreement to sell, assign and transfer to Purchaser and Purchaser confirms its covenant and agreement to purchase from Seller at the Closing all of the right, title and interest to that number of Common Shares set out in Schedule 2.1 next to Seller’s name (the “Purchased Shares”).

2.2 Purchase Price.  The purchase price payable by Purchaser to Seller for each Purchased Share (the “Purchase Price”) shall be $3.98.  The Purchase Price payable to Seller in respect of all of the Purchased Shares to be sold by Seller is set out in Schedule 2.1 next to Seller’s name.

2.3 Termination of Shareholders’ Agreement.  Upon payment by Purchaser of the Purchase Price, Purchaser and Seller mutually consent to the termination of the Shareholders’ Agreement and that the Shareholders’ Agreement shall be of no further force and effect without any further action by either party.

3. Representations and Warranties

Seller represents and warrants to Purchaser as follows and acknowledges that Purchaser is relying on such representations and warranties in connection with its purchase of the Purchased Shares:

3.1 Authorization.  The Transaction Documents have been duly authorized, executed and delivered by Seller and are legal, valid and binding obligations of Seller, enforceable against Seller by Purchaser in accordance with their terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

3.2 Ownership of Purchased Shares.  Seller is the record and beneficial owner of the Purchased Shares set out next to its name in Schedule 2.1, with good and marketable title thereto, free and clear of all Encumbrances and, without limiting the generality of the foregoing, none of the Purchased Shares, or any other Common Shares owned by Seller, are subject to any restrictions on transfer, voting trust, shareholder agreement or voting agreement.  Upon completion of the transactions contemplated by this Agreement, all of the Purchased Shares will be owned by Purchaser as the record and beneficial owner, with good and marketable title thereto.

3.3 No Violation.  The execution and delivery of the Transaction Documents by Seller and the consummation of the transactions herein and therein provided for will not:

(a)	result in the breach or violation of any of the provisions of, or constitute a default under, or conflict with or cause the acceleration of any obligation of Seller under:

(i)	any Contract to which Seller is a party or by which any of them is, or either of their properties are, bound;

(ii)	any judgment, decree, order or award of any court, governmental body or arbitrator having jurisdiction over Seller;

(iii)	any applicable law, statute, ordinance, regulation or rule: or

(b)	create or impose any Encumbrance on any of the Purchased Shares.

3.4 Consents and Approvals.  There is no requirement for Seller to make any filing with, give notice to or to obtain any licence, permit, certificate, registration, authorization, consent or approval of, any governmental or regulatory authority as a condition to the lawful consummation of the transactions contemplated by the Transaction Documents.

3.5 Income Tax Matters.  Seller is not a non resident of Canada for the purposes of the Income Tax Act (Canada).

3.6 Commissions, etc.  No broker, agent or other intermediary acted for Seller in connection with the sale of the Purchased Shares and no commission or other remuneration is payable or alleged to be payable to any broker, agent or other intermediary who purports to act or have acted for or on behalf of either party.

3.7 Disclosure with respect to the Corporation.  To the best of the Seller’s knowledge, the Corporation’s Disclosure Documents did not contain any misrepresentation on the date each were filed with the securities regulatory authorities of Canada and with the United States Securities and Exchange Commission and, other than as disclosed in the Corporation’s Disclosure Documents, there have been no material changes in the condition (financial or otherwise), assets, liabilities, operations, earnings or business of the Corporation since the date of each of the Corporation’s Disclosure Documents.

3.8 Affiliate Transactions.  Except as set forth on Schedule 3.8, none of Seller or any of its affiliates has any Contract, agreement, rights of observation, management rights or other arrangement with the Corporation.

3.9 1996 Shareholders Agreement.  The waivers attached hereto as Exhibit C are the only consent or other approval required to terminate the prior right to purchase of the Shareholders (as such term is defined therein) under the 1996 Shareholders Agreement or any similar rights held by any other person or entity to purchase the Purchased Shares. The 1996 Shareholders Agreement will automatically terminate in accordance with its terms upon completion of the purchase of the  Purchased Shares from CMI.

4. Representations and Warranties of Purchaser

Purchaser hereby represents and warrants to Seller as follows and acknowledges and confirms that Seller is relying on such representations and warranties in connection with the sale by the Seller of the Purchased Shares:

4.1 Organization.  Purchaser is a limited partnership validly subsisting under the laws of Delaware and it has the power to enter into and perform its obligations pursuant to the Transaction Documents.

4.2 No Violation.  The execution and delivery of the Transaction Documents by Purchaser and the consummation of the transactions provided for herein and therein will not result in the violation of, or constitute a default under, or conflict with or cause the acceleration of any obligation of Purchaser under:

(a)	any Contract to which Purchaser is a party or by which it is bound;

(b)	any provision of the constitutional documents or by-laws or resolutions of the board of directors (or any committee thereof) or shareholders of Purchaser;

(c)	any judgment, decree, order or award of any court, governmental body or arbitrator having jurisdiction over Purchaser; or

(d)	any applicable law, statute, ordinance, regulation or rule.

4.3 Authorization.  The Transaction Documents have been duly authorized, executed and delivered by Purchaser and are legal, valid and binding obligations of Purchaser, enforceable against Purchaser by Seller in accordance with their terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the enforcement of rights of creditors generally and except that equitable remedies may only be granted in the discretion of a court of competent jurisdiction.

4.4 Consents and Approvals.  There is no requirement for Purchaser to make any filing with, give any notice to or obtain any licence, permit, certificate, registration, authorization, consent or approval of, any government or regulatory authority as a condition to the lawful consummation of the transactions contemplated by the Transaction Documents.

4.5 Commissions, etc.  No broker, agent or other intermediary acted for Purchaser in connection with the purchase of the Purchased Shares and no commission or other remuneration is payable or alleged to be payable to any broker, agent or other intermediary who purports to act or have acted for or on behalf of either party.

5. Survival of Representations and Warranties

5.1 Survival of Representations and Warranties.  The covenants, representations and warranties of Seller and Purchaser contained in this Agreement shall survive the closing of the transactions contemplated hereby until the second anniversary of the Closing Date.  Notwithstanding anything herein to the contrary, the representations and warranties of Seller set out in Sections 3.1 and 3.2 and of Purchaser set out in Section 4.3 shall survive indefinitely.

6. Closing

6.1 Place of Closing.  The closing of the transactions contemplated hereby (the “Closing”) shall take place at the offices of McDermott Will & Emery LLP, 227 West Monroe Street, Chicago, Illinois at 10:00 a.m. local time on December 28, 2007.

6.2 Conditions to the Closing.  The obligations hereunder are subject to and conditioned upon:

(a)	Purchaser receiving the following agreements from Litwin:

(i)	agreement as to the termination of the Shareholders Agreement;

(ii)	a mutual release between Fred A. Litwin, Purchaser and the Corporation in form similar to the Mutual Release; and

(iii)           the Litwin Purchase Agreement.

(b)
Forum Financial Corporation, Litwin, Daniel S. Tamkin (“Tamkin”) and the Corporation duly executing the Services Termination Agreement and the Corporation having paid amounts payable as specified thereunder.

6.3 Closing Deliveries.

(a)	At the Closing, Seller shall deliver to Purchaser:

(i)
certificates representing the Purchased Shares accompanied by stock powers of attorney endorsed by the applicable Seller for transfer in blank with signatures guaranteed by a member of the “STAMP” Medallion Program;

(ii)	the Mutual Release duly executed;

(iii)
upon the request of Purchaser, resignations of any or all of the following individuals as directors of the Corporation with such effective dates as Purchaser shall request: Fred A. Litwin, Lawrence Dale, Sol D. Nayman and Sidney Greenberg;

(iv)	a certified copy of the authorizing resolutions of Seller, where applicable;

and such other documents as Purchaser may reasonably request.

(b)	At the Closing Purchaser shall deliver to each applicable the Seller:

(i)	a wire transfer in an amount representing the Aggregate Purchase Price to the account designated by Seller;

(ii)	the Services Termination Agreement duly executed;

(iii)	the Mutual Release duly executed; and

(iv)	a certified copy of the authorizing resolutions of Purchaser;

6.4 Further Assurances.  Each party to this Agreement covenants and agrees that, from time to time subsequent to the Closing Date, such party will, at the request and expense of the requesting party, execute and deliver all such documents, including, without limitation, all such additional conveyances, transfers, consents, tax elections (or an amendment thereto) and other assurances and do all such other acts and things as any other party hereto, acting reasonably, may from time to time request be executed or done in order to better evidence, perfect or effectuate any provision of any Transaction Document or any of the respective obligations intended to be created hereby or thereby.

7. Indemnification

7.1 Obligations to Indemnify.  Subject to the terms and conditions hereof (a) Seller agrees to indemnify and save harmless Purchaser and its affiliates from all claims, demands, proceedings, losses, damages, liabilities, deficiencies, costs and expenses (including, without limitation, all legal and other professional fees and disbursements, interest, penalties and amounts paid in settlement) (collectively “Losses”) suffered or incurred by Purchaser as a result of or arising directly or indirectly out of or in connection with any breach of Seller of any representation, warranty, obligation or covenant of Seller contained in this Agreement and (b) Purchaser agrees to indemnify and save harmless Seller from all Losses suffered or incurred by Seller as a result of or arising directly or indirectly out of or in connection with any breach by Purchaser of any representation, warranty, obligation or covenant of Purchaser contained in this Agreement; provided that Seller shall not have any obligation to indemnify or save harmless Purchaser or any of its affiliates in respect of a breach of a representation or warranty contained in Section 3.7   (Disclosure with respect to the Corporation) if Louis Manetti had actual knowledge of the misrepresentation or material change referred to in Section 3.7  at any time prior to the date of Closing.

7.2 Notice of Claim.  In the event that a party (the “Indemnified Party”) shall become aware of any claim, proceeding or other matter (a “Claim”) in respect of which another party (the “Indemnifying Party”) agreed to indemnify the Indemnified Party pursuant to this Agreement, the Indemnified Party shall promptly give written notice thereof to the Indemnifying Party.  Such notice shall specify whether the Claim arises as a result of a claim by a person against the Indemnified Party (a “Third Party Claim”) or whether the Claim does not so arise (a “Direct Claim”), and shall also specify with reasonable particularity (to the extent that the information is available) the factual basis for the Claim and the amount of the Claim, if known.  If, through the fault of the Indemnified Party, the Indemnifying Party does not receive notice of any Claim in time to contest effectively the determination of any liability susceptible of being contested, the Indemnifying Party shall be entitled to set off against the amount claimed by the Indemnified Party the amount of any Losses incurred by the Indemnifying Party resulting directly from the Indemnified Party’s failure to give such notice on a timely basis.  The parties acknowledge and agree that the provisions of this Article 7 shall be the sole remedy available to an Indemnified Party, in respect of Losses suffered or incurred by such Indemnified Party, against an Indemnifying Party, resulting from a breach by Purchaser of any representation, warranty, obligation or covenant of the Indemnifying Party contained in this Agreement.

7.3 Direct Claims.  With respect to any Direct Claim, following receipt of notice from the Indemnified Party of the Claim, the Indemnifying Party shall have 60 days to make such investigation of the Claim as is considered necessary or desirable.  For the purpose of such investigation, the Indemnified Party shall make available to the Indemnifying Party the information relied upon by the Indemnified Party to substantiate the Claim, together with all such other information as the Indemnifying party may reasonably request.  If both parties agree at or prior to the expiration of such 60-day period (or any mutually agreed upon extension thereof) to the validity and amount of such Claim, the Indemnifying Party shall immediately pay to the Indemnified Party the full agreed upon amount of the Claim.

7.4 Third Party Claims.  With respect to any Third Party Claim, the Indemnified Party shall have the exclusive right, at the expense of the Indemnifying Party, to contest, settle or pay the amount claimed and to retain counsel and other experts or advisers selected by the Indemnified Party in its sole discretion in connection therewith; provided, however, that the Indemnified Party shall not settle any Third Party Claim without the written consent of the Indemnifying Party, which consent shall not be unreasonably withheld or delayed; provided, however, that the Indemnifying Party shall remain liable for the settlement amount even if any such consent is not obtained for any reason.  If the Indemnified Party elects to assume such control, the Indemnifying Party shall have the right, at its sole expense, to participate in the negotiation, settlement or defence of such Third Party Claim.  If any Third Party Claim is of a nature such that the Indemnified Party is required by applicable law to make a payment to any person (a “Third Party”) with respect to the Third Party Claim before the completion of settlement negotiations or related legal proceedings, the Indemnified Party may make such payment and the Indemnifying Party shall, forthwith after demand by the Indemnified Party, reimburse the Indemnified Party for such payment.  If the amount of any liability of the Indemnified Party under the Third Party Claim in respect of which such payment was made, as finally determined, is less than the amount that was paid by the Indemnifying Party to the Indemnified Party, the Indemnified Party shall, forthwith after receipt of the difference from the Third Party, pay the amount of such difference to the Indemnifying Party.

7.5 Payment and Cooperation.  The Indemnifying Party shall pay to the Indemnified Party all amounts for which the Indemnifying Party is liable pursuant to this section promptly after the Indemnified Party incurs the Loss in respect of which such liability arises; provided that in no event shall the maximum liability of a Seller exceed the Aggregate Purchase Price paid to Seller. For the Purchased Shares.  The Indemnified Party and the Indemnifying Party shall cooperate fully with each other with respect to Third Party Claims, and shall keep each other fully advised with respect thereto (including supplying copies of all relevant documentation promptly as it becomes available).

8. Miscellaneous

8.1 Notices

(a)
Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in person, transmitted by telecopy or sent by registered mail, charges prepaid, addressed as follows:

(i)	if to Seller: :

at the address set out in Schedule 2.1

(ii)	if to Purchaser:
c/o	Glencoe Capital, LLC
222 West Adams Street
Suite 1000
Chicago, Illinois 60606
Attention:  Louis J. Manetti
Facsimile:  (312) 795-0455

with a copy to:

McDermott, Will & Emery LLP

227 West Monroe Street

Chicago, Illinois 60606

Attention:  Scott M. Williams

Facsimile:  (312) 984-7700

(b)
Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day, on the next following Business Day), or, if mailed, on the third Business Day following the date of mailing; provided, however, that if at the time of mailing or within three Business Days thereafter there is or occurs a labour dispute or other event that might reasonably be expected to disrupt the delivery of documents by mail, any notice or other communication hereunder shall be delivered or transmitted by means of recorded electronic communication as aforesaid.

(c)	Any party may at any time change its address for service from time to time by giving notice to the other parties in accordance with this Section 8.1.

8.2 Disclosure.  Except as required by any applicable law or regulatory requirement, none of the parties to this Agreement shall issue any press release or make any other public announcement with respect to this Agreement or the transactions contemplated hereby without the prior written consent of the other parties hereto.

8.3 Binding Nature of the Agreement.  The provisions of this Agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective heirs, legal personal representatives, successors and assigns.

8.4 Amendment.  This Agreement may not be amended except by an instrument signed by each of the parties hereto.

8.5 Counterparts.  This Agreement may be executed by facsimile and in counterparts, each of which shall be deemed an original, and all of which taken together shall constitute one and the same instrument.

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IN WITNESS WHEREOF this Agreement has been executed by the parties as of the date first written above.

PURCHASER:
GLENCOE SKYDOME HOLDINGS, L.P.

By:
Name:
Title:

SELLER:
CONSOLIDATED MERCANTILE INCORPORATED

By:
Name:
Title:

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SCHEDULE 2.1

Seller and Purchased Shares

Name and Address of Seller	Number of Common Shares of Polyair Inter Pack Inc. to be sold to Purchaser (Purchased Shares)	Aggregate Purchase Price ($)
Consolidated Mercantile Incorporated 106 Avenue Road Toronto, Ontario M5R 2H3	1,549,845	$6,168,383.10

SCHEDULE 3.8

Affiliate Transactions

The only Contract, agreement, rights of observation, management rights or other arrangements Seller or any of its affiliates has with the Corporation, (other than the Shareholders Agreement and the 1996 Shareholders Agreement) is as follows:

1.
the disputed arrangement between the Corporation and Litwin and Tamkin pursuant to which Litwin and Tamkin have asserted a claim for CDN$375,000, before interest and Goods and Services Tax, of unpaid fees against the Corporation.